Mail Stop 4561

February 14, 2008

Ronald P. Vargo
Chief Financial Officer
Electronic Data Systems Corporation
5400 Legacy Drive
Plano, Texas 75024-3199

**Re: Electronic Data Systems Corporation
        Form 10-K for the fiscal year ended December 31, 2006
        Filed March 1, 2007
        Form 8-K
        Filed November 2, 2007
        File No. 001-31989**

Dear Mr. Vargo:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Craig Wilson
                                        Senior Assistant Chief Accountant